SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL OF MERGER

AND JUSTIFICATION

BETWEEN

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

AND

BAGON PARTICIPAÇÕES LTDA.

By this private instrument, the below identified parties, herein represented by their respective officers, have agreed to enter into this Protocol of Merger and Justification, in accordance with articles 224 and 225 of Law nº 6404, dated December 15, 1976.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A , with head-office at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the City of Brasília, Federal District, enrolled with the CNPJ/MF under nº 02.558.132/0001-69, herein represented by its Chief Executive Officer, Mr. Roberto Oliveira de Lima, Brazilian, married, business manager, holder of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, residing and domiciled in the Capital of the State of São Paulo, with business address at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi; and by its Vice-President, Mr. Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of the State of Rio de Janeiro, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ, ("TCOPart" or "Mergor"); and, on the other side,

BAGON PARTICIPAÇÕES LTDA ., a company with head-office in the Capital of the State of São Paulo, at Rua da Consolação, 247, 6º andar, sala 16-H, Centro, enrolled with the CNPJ/MF under nº 07.157.351/0001-50, herein represented by its officers, Roberto Oliveira de Lima, Brazilian, married, business manager, holder of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, residing and domiciled in the Capital of the State of São Paulo, with business address at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi; and Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of the State of Rio de Janeiro, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ ("BAGON Participações Ltda" or "Mergee");

1. JUSTIFICATION

1.1. Bagon Participações Ltda. is the holder of an investment represented by 28,084,178 preferred shares in TCOPart, acquired through a Public Offering for Acquisition of preferred shares carried out by Telesp Celular Participações S.A., enrolled with the CNPJ/MF under nº 02.558.074/0001-73 ("TCP") on October 08, 2004 ("OPA") and, consequently, is also the holder of the premium paid by TCP for the preferred shares in TCOPart which were acquired through the above referred OPA.

1.2  The managements of the parties understand that the merger into TCOPart of Bagon Participações Ltda., with the consequent extinguishment of the latter, is justified to the extent that it will allow an improvement in the capitalization conditions and cash flow of TCOPart, operator of Band A personal mobile service in concession area 7.

1.3 The merger transaction related to Bagon Participações Ltda., subject matter of this Protocol, shall be structured in such a manner as to avoid the transfer of any debt to TCOPart, as well as to prevent negative impacts over its future results, on account of the amortization of the mentioned deferred assets, arising out of the merger of the premium recorded in Bagon Participações Ltda.

2. EQUITY ITEMS TO BE CONVEYED AND IMPLEMENTATION OF THE MERGER .

2.1  Present Capital Stock of TCOPart : The present subscribed and paid-up capital stock of TCOPart, in the amount of one billion, twenty-one million, seven hundred and thirty-seven thousand, one hundred and twenty-nine reais and three cents (R$1,021,737,129.03), is divided into one hundred and thirty million, sixty-eight thousand, one hundred and fifty-eight (130,068,158) book-entry shares, with no face value, of which forty-four million, three hundred and thirty-two thousand, seven hundred and twenty-two (44,332,722) are common shares and eighty-five million, seven hundred and thirty-five thousand, four hundred and thirty-six (85,735,436) are preferred shares.

2.2 Present Capital Stock of Bagon Participações Ltda.: The present subscribed and paid-up capital stock of Bagon Participações Ltda., in the amount of eight hundred and sixty-nine million, five hundred and fifteen thousand, eight hundred and ninety-one reais (R$ 869,515,981.00), is divided into eight hundred and sixty-nine million, five hundred and fifteen thousand, nine hundred and eighty-one (869,515,981) quotas, in the face value of one real (R$1.00) each.

2.3 Equity Conveyance and Evaluation : Upon the merger of Bagon Participações Ltda., all of its equity, in the estimated amount of eight hundred and sixty-nine million, five hundred and fifteen thousand, eight hundred and eighty-one reais (R$ 869,515,881.00) shall be conveyed to TCOPart, with consequent extinguishment of Bagon Participações Ltda. The net assets of Bagon Participações Ltda., for purposes of its merger, shall be evaluated at their book value, at August 15, 2005 , in accordance with accounting practices enacted by the applicable corporate laws. The appraisal report for the net assets to be conveyed by Bagon Participações Ltda., in conformity with the provisions in article 226 of Law 6404, dated December 15, 1976, shall be prepared by Deloitte Touche Tohmatsu Auditores Independentes ("Auditors"), an independent appraisal firm, "ad referendum" to the shareholders and quotaholders of the companies that are parties to this protocol.

2.4 Equity Variations : The equity variations occurred between August 15, 2005 and the date of the actual merger shall be absorbed by TCOPart.

2.5 MERGOR's Capital and Equity : The conveyance to TCOPart of the equity of Bagon Participações Ltda. shall not entail any increase in Mergor's capital stock. The amount of the conveyed premium, adjusted in accordance with the provision described in item 4.1 below, shall be intended for the special premium reserve, which is part of Mergor's shareholders' equity, for future capitalization, under the terms of the provisions in article 6, paragraph 1, of CVM Instruction nº 319/99.

3. CANCELLATION OF EQUITY INTERESTS, SHARE SUBSTITUTION RATIO, POLITICAL AND EQUITY RIGHTS .

3.1 Cancellation of Equity Interests : All the quotas representing the capital stock of Bagon Participações Ltda. shall be extinguished upon the merger. The 28,084,178 preferred shares of the capital stock of TCOPart now owned by Bagon Participações Ltda. shall be cancelled upon the merger, being replaced by new shares issued by the Mergor, as provided for in item 3.2 of this Protocol.

3.2 Substitution Criterion and Ratio : For purposes of determining the ratio for substitution of the preferred shares of TCOPart previously owned by Bagon Participações Ltda. and cancelled as a result of its merger, for 28,084,178 new preferred shares of TCOPart to be conveyed to TCP, holder of almost all of the quotas in Bagon Participações Ltda., in substitution for its extinguished interest in the Mergee, to each share issued by TCOPart that is extinguished and cancelled, will correspond one new share issued by TCOPart, in the same proportion, type and class of shares previously held by Bagon Participações Ltda. in the capital stock of TCOPart.

3.3 Rights Attached to the Shares Held by the shareholder of Bagon Participações Ltda. : The 28,084,178 preferred shares of TCOPart to be received by TCP, in its capacity of shareholder of Bagon Participações Ltda., will have the same rights as those of the currently outstanding shares issued by TCOPart.

3.4 Right to Withdraw: This merger transaction shall not give the dissenting shareholders of the Mergor and of the Mergee the right to withdraw, as provided for in the provisions of article 137 of Law nº 6404/76.

4. OTHER CONDITIONS APPLICABLE TO THE MERGER .

4.1  Provision for Maintaining the Wholeness of the Shareholders' Equity : This merger is part of a corporate restructuring process involving companies Bagon Participações Ltda., TCP and TCOPart.

4.1.1 In order to avoid the amortization of the premium arising out of the acquisition of the shares in TCOPart, now recorded in the books of Bagon Participações Ltda., to adversely affect the future results of TCOPart, distributable to the shareholders, Bagon Participações Ltda. proposes the booking of a provision for maintaining the wholeness of Mergor's shareholders' equity.

4.1.2 The reversal of such provision upon the completion of the restructuring process, will allow the adverse effects arising out of the amortization of the premium over its balance sheet to be offset, and ensure the continuance with the flow of dividends of TCOPart, as set forth in article 16 of CVM Instruction nº 319/99.

4.2 Capitalization of the Tax Benefit of the Special Premium Reserve on Behalf of TCP: Under the terms of article 7 of CVM Instruction nº 319/99, TCP is ensured the right to incorporate the special premium reserve into the capital stock of TCOPart, to the extent it is used as tax benefit arising out of the amortization of the deferred asset by TCOPart itself, with due regard to the provisions in paragraph 2 of referred article 7 of CVM Instruction nº 319/99, provided that the preemptive right of the other shareholders of TCOPart is ensured.

4.3 Succession in Rights and Obligations : TCOPart shall undertake the assets and liabilities related to the equity of Bagon Participações Ltda. which shall be absorbed under the terms hereof. As mentioned, a provision will be booked for maintaining the wholeness of the shareholders' equity of TCOPart, net of the tax benefit corresponding to the premium. This provision has the purpose of ensuring the flow of dividends to the shareholders, thus complying with the provisions in article 16 of CVM Instruction nº 319/99.

4.4 Corporate Acts : A Special Meeting of Shareholders of TCOPart and a Meeting of Quotaholders of Bagon Participações Ltda. shall be held for evaluation and resolution with respect to the merger and justification contemplated in this Protocol, including, without limitation, the extinguishment of Bagon Participações Ltda. as a result of its merger into TCOPart.

4.5 Estimated Values, Subject to Confirmation : All the values provided for in this Protocol were estimated by the management on this date, being, thus, subject to change, having in consideration the result of the appraisals to be prepared by the above mentioned independent appraisal firm, as provided for in this Protocol, in accordance with the terms of article 224, sole paragraph, of Law nº 6404/76.

In witness whereof, this Protocol is signed in six (06) copies of the same contents and for the same effect, together with the two undersigned witnesses.

São Paulo, August 15, 2005

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A

_________________________________________

Name: Roberto Oliveira de Lima

Title: Chief Executive Officer

_________________________________________

Name: Paulo Cesar Pereira Teixeira

Title: Executive Vice-President, Operations

BAGON PARTICIPAÇÕES LTDA

___________________________________________

Name: Roberto Oliveira de Lima

Title: Officer

___________________________________________

Name: Paulo Cesar Pereira Teixeira

Title: Officer

Witnesses:

1. ______________________

2. ______________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.